Aditxt, Inc.

2569 Wyandotte Street, Suite 101

Mountain View, CA 94043

(650) 870-1200

September 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Aditxt, Inc.
Registration Statement on Form S-3
Filed September 6, 2024
As Amended by Amendment No. 1 to Form S-3 on Form S-1 on September 11, 2024
File No. 333-281988

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Aditxt, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, September 13, 2024, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

ADITXT, INC.

By:	/s/ Amro Albanna
Name:	Amro Albanna
Title:	Chief Executive Officer